Airspan Networks Holdings Inc.

777 Yamato Road, Suite 310

Boca Raton, Florida 33431

June 13, 2023

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Thomas Jones and Geoff Kruczek

Re:	Airspan Networks Holdings Inc.
Registration Statement on Form S-1 (File No. 333-264374)

Dear Sirs and Madams:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Airspan Networks Holdings Inc. (the “Company”) hereby respectfully requests that the effective time of the above-referenced registration statement, as amended, be accelerated to 5:00 p.m. Washington, D.C. time on Thursday, June 15, 2023, or as soon as practicable thereafter.

Please contact David Marx of Dorsey & Whitney LLP, outside counsel to the Company, at (801) 933-7363 or Marx.David@dorsey.com, with any questions and please notify him when this request for acceleration has been granted.

Sincerely, Airspan Networks Holdings Inc.

/s/ David Brant
David Brant

cc:	David Marx, Dorsey & Whitney LLP